

December 7, 2010

Mr. Adrian Kowalewski
Chief Financial Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, California 90021

>   **Re: American Apparel, Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **Form 10-Q for the Quarter Ended September 30, 2010**
>   **Filed November 9, 2010**
>   **Form 8-K filed on August 17, 2010**
>   **File No. 001-32697**

Dear Mr. Kowalewski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Comparable Store Sales, page 36

1. In future filings, please include a discussion that explains how management defines when retail stores are included in or excluded from your comparable store sales analysis. Please define the length of time a store must be open to be considered comparable and describe how remodeled stores, expansions and store closings impact your determination of comparable and non-comparable stores. Please provide an example of your proposed disclosure.

Results of Operations, page 37

2. We note your disclosures describing reserves for both excess and slow-moving inventories and inventory shrinkage at page 77. In future filings, please describe the changes in your inventory reserves and the impact of the changes on your results of operations.

U.S. Retail, page 38

3. You disclose net sales for the U.S. Retail segment increased by $22.7 million in 2009 in comparison to 2008, and that this increase is primarily attributable to a $14.5 million increase from new stores opened, partially offset by a $24.8 million decline in same store sales. These fluctuations combine to explain a $10.3 million decline in net sales for the comparative period. Your discussion fails to describe the remaining $33.4 million increase in net sales for the U.S. Retail segment. Please ensure your segment discussions disclose a material amount of the underlying reasons for such fluctuations and the directional trend within such line items. See Item 303(A)(3)(ii) of Regulation S-K. Please provide us with an example of your proposed disclosure in your response.

4. We note your net sales for 2009 would have been $16.7 million greater than reported on a constant currency basis. Please tell us and describe in future filings the process for calculating the constant currency amounts and the basis of presentation. Refer to Question 104.06 of the Non-GAAP Financial Measures C&DI for additional information.

Cost of Sales, page 39

5. Your discussion states that cost of sales was negatively impacted by lower capacity utilization in the first half of 2009 and a substantial reduction in manufacturing efficiency in the fourth quarter of 2009 at your production facilities. In future filings, please add clarifying disclosure describing why lower capacity utilization decreases your cost of sales. Please state the specific cause(s) of your substantial reduction in manufacturing efficiency in the fourth quarter of 2009 (i.e. the dismissal of your manufacturing employees following the

I-9 inspection by U.S. Immigration and Customs Enforcement). To the extent these factors materially impact your cost of sales, please quantify their respective impacts.

Interest Expense, page 40

6. We note the $8.7 million increase in interest expense between comparative fiscal years is primarily due to the amortization of debt discount, deferred financing costs and higher borrowings under the Lion Credit Agreement as compared with the previous second lien credit facility. In future filings, please quantify each reason above that contributes to the increase in your cost of debt service.

Item 8. Financial Statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page 65

Note 8. Goodwill, Intangible Assets and Other Assets, page 78

7. We note your disclosure indicating the carrying amount of goodwill was not impaired during the year-ended December 31, 2009. Given the loss from operations in your U.S. Wholesale segment for the three months ended March 31, 2010, the decline in your stock price since December 31, 2009, and your expected losses from operations through the remainder of fiscal 2010 please tell us whether you have evaluated goodwill for impairment throughout fiscal 2010. See FASB ASC 350-20-35-30.

Form 10-Q for the Period Ended September 30, 2010

Note 2. Principles of Consolidation and Basis of Presentation, page 8

8. Please describe for us the nature, timing and extent of the matters that have come to the attention of Deloitte & Touche LLP ("Deloitte") that, if further investigated, may impact the reliability of the consolidated financial statements for the year ended December 31, 2009 and the previously issued audit report.

9. Please tell us the current status of the investigated matters and whether they have been resolved as of the date of your response. If Deloitte's review has been resolved, please tell us how you and Deloitte have arrived at your conclusions. If Deloitte's review remains ongoing, please tell us when you reasonably expect its completion.

10. In paragraph five of the Form 8-K filed on July 28, 2010, you disclose the Audit Committee of the Board of Directors of the Company discussed these matters with Deloitte. In view of the facts and circumstances known by you at the time you filed this Form 8-K, please tell us your consideration of the likelihood the previously issued financial statements may not be relied upon and the disclosure requirements in Item 4.02 of Regulation S-K.

Note 7. Revolving Credit Facilities and Current Portion of Long-Term Debt, page 14

11. We note your disclosure within footnote (b) indicating your line of credit with Bank of Montreal is secured by 'moveable hypothecs'. Please add disclosure within future filings to describe the meaning of 'moveable hypothecs' in plain English.

Note 14. Commitments and Contingencies, page 21

U.S. Immigration and Customs Enforcement, page 22

12. We note your disclosure indicating that 51 former employees filed workers' compensation claims from June 2009 through January 2010. Since most of this period occurs prior to the December 31, 2009 balance sheet date and precedes your issuance of the Form 10-K, please tell us why the asserted claims were not accrued or disclosed at year-end. See FASB ASC 450-20-50-3 and 50-4.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009, page 35

Retail Store Impairment Charges, page 36

13. We note your impairment tests for long-lived assets as of March 31, 2010, June 30, 2010 and September 30, 2010 resulted in a $6.2 million charge related to certain retail stores in the U.S. Retail, Canadian and International segments. We also note the disclosures included at Note 1 within the headed titled 'Going Concern, Liquidity and Management's Plan', in which you state you expect to incur losses from operations for fiscal 2010.   Given the material implications of further long-lived asset impairments please expand your discussion and analysis to disclose the primary uncertainties and sensitivities of the method(s) and assumptions underlying this critical accounting estimate. Please tell us and expand your disclosures within your upcoming Form 10-K to include:
   - A description of the methods and key assumptions used in management's undiscounted cash flow analysis (e.g. asset grouping, estimates of projected cash flows, etc.);
   - A discussion of the degree of uncertainty associated with key assumptions specific to the reporting period (e.g. the analysis assumes recovery from your downturn in comparable store sales within a defined period of time;
   - And, a description of potential events or changes in key assumptions that could reasonably be expected to negatively affect key assumptions.

Form 8-K filed on August 17, 2010

Filing of Form 10-Q for the Quarter Ended March 31, 2010

14. We note your disclosures describing the $0.4 million impairment charge recorded at the time you reported your preliminary financial results for the quarter ended March 31, 2010. In addition, we note the discussion describing your re-evaluation of the recoverability of your retail store assets based on the preliminary results of operations through June 30, 2010, the Company's retail stores sales performance through August 16, 2010 and the projected cash flows, revised through August 16, 2010. Explain to us if your revised impairment charge of $4.2 million resulted from erroneous calculations previously performed in conjunction with the filing of your preliminary financial results for the quarter ended March 31, 2010, filed on Form 8-K on May 19, 2010. In addition, tell us your consideration of FASB ASC 360-10-35-17 in recognizing your revised impairment charge at a date prior to your test for recoverability.

Delay in Filing of Form 10-Q for the Quarter Ended June 30, 2010

15. We note your statement indicating: "The Company does not currently believe that the resolution of this matter will result in any changes to its net cash flows, cash position, revenues or comparable store sales as of December 31, 2009 or subsequent periods, though no assurance can be given in this regard." Please tell us whether you currently believe that Deloitte's review will result in any changes to your Consolidated Statements of Operations for the fiscal year ended December 31, 2009, or the valuation of your long-lived assets.

16. We note that the additional information provided to Deloitte principally relates to accounting estimates regarding the valuation of certain of the Company's assets, including, but not limited to, deferred tax assets and leasehold improvements. Please detail for us any additional information provided to Deloitte which may result in a material adjustment to your 2009 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.   Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341, David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services